Exhibit 99.76

Form 51-102F3

MATERIAL CHANGE REPORT

UNDER NATIONAL INSTRUMENT 51-102

Item 1.	Name and Address of Company

Torex Resources Inc. (formerly, Torex Gold Resources Inc.) (the “Company”)

Exchange Tower

130 King St. West, Suite 740

Toronto, Ontario

Canada M5X 2A2

Item 2.	Date of Material Change

October 28, 2026.

Item 3.	News Release

A news release was disseminated by the Company on October 28, 2026 over Newsfile and filed on SEDAR+.

Item 4.	Summary of Material Change

The Company announced that it had changed its name from Torex Gold Resources Inc. to Torex Resources Inc., as approved at its most recent annual and special meeting of shareholders.

Item 5.	Full Description of Material Change

On October 28, 2026, the Company announced that it had changed its name from Torex Gold Resources Inc. to Torex Resources Inc., as approved at its most recent annual and special meeting of shareholders.

The Company’s common shares commenced trading under the new name and stock ticker symbol “TXR” on the Toronto Stock Exchange at the start of trading on November 3, 2026, at which time the Company also launched its new website and refreshed branding at www.torex.com.

5.2	Disclosure for Restructuring Transactions

Not applicable.

Item 6.	Reliance on Subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7.	Omitted Information

Not applicable.

Item 8.	Executive Officer

Adam Segal, General Counsel & Corporate Secretary, 647.260.1500

Item 9.	Date of Report

November 5, 2026